Exhibit 99.1

Xiaobai Maimai Announces the Closing of P2P Disposition Agreement

BEIJING, CHINA, December 30, 2020 — Xiaobai Maimai Inc. (NASDAQ: HX), formerly known as Hexindai Inc. (“Xiaobai Maimai”, the “Company”, or “we”), a social e-commerce platform in China, today announced the closing of the assignment and assumption agreement dated December 16, 2020, by and among Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), a wholly-owned subsidiary of the Company, Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company but controlled by Mr. An, the CEO and Chairman of the board of directors of the Company, Hexin E-Commerce Company Limited (“Hexin E-Commerce”), and individual shareholders of Hexin E-Commerce ( the “Agreement”). The closing of the Agreement took place on December 30, 2020. Prior to the closing, Hexin Yongheng had assigned and transferred to Kuaishangche the control over Hexin E-Commerce, and Kuaishangche had delivered the assignment consideration of RMB 5 million to Hexin Yongheng (the “Disposition”). As a result of the Disposition, Kuaishangche has become the primary beneficiary of and controls Hexin E-Commerce, and has assumed all assets and liabilities of Hexin E-Commerce and its subsidiaries, excluding any of its rights, titles, interests or claims in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), which remains as the Company’s consolidated variable interest entity.

The Company launched its social e-commerce platform in May 2020 as a new business line. After the Disposition, the Company will continue to develop and invest in its social e-commerce business to take advantage of China’s fast-growing e-commerce industry.

Mr. Xiaobo An, Founder, Chairman and Chief Executive Officer of Xiaobai Maimai, commented, "We are encouraged by the solid progress we have made to fully transform our business into a social e-commerce platform – Xiaobai Maimai. We will continue to improve the product and service offerings on Xiaobai Maimai to cater to the ever-changing demands of consumers, and at the same time continue to explore new business opportunities to tap into the huge potential of social marketing and e-commerce in China."

About Xiaobai Maimai Inc.

Xiaobai Maimai Inc. (NASDAQ: HX), formerly known as Hexindai Inc., (“Xiaobai Maimai” or the “Company”), is a social e-commerce platform based in Beijing, China. The Company collaborates with domestic e-commerce platforms and offers users a wide selection of high-quality and affordable products on its social e-commerce platform. Leveraging its cooperation with mainstream e-commerce platforms and services marketplaces, and its data analytics algorithm and operating system, the Company continues to identify and introduce cost-efficient products and attract users to its platform and generate higher user satisfaction to realize the platform’s fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals, strategies and expansion plans; its future business development, financial condition and results of operations; its ability to attract and retain new users and to increase revenues generated from repeat users; its expectations regarding demand for and market acceptance of its products and services; its relationships and cooperation with e-commerce platforms and services marketplaces; trends and competition in China’s e-commerce market; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s corporate structure and the e-commerce industry; and general economic conditions in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.xiaobaimaimai.com

For investor inquiries, please contact:

The Company

Investor Relations
Ms. Zenabo Ma
Email: ir@xiaobaimaimai.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10- 5900-1548
E-mail: Eyuan@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333